CRONE ROZYNKO LLP
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January 5, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549
Attn:  Mr. Jim B. Rosenberg

Re:          Huifeng Bio-Pharmaceutical Technology, Inc.
Form 10-KSB for the Annual Period Ended December 31, 2007
Form 10-QSB for the Quarterly Period Ended March 31, 2008
File No. 0-32253

Dear Mr. Rosenberg:

We acknowledge receipt of the Commission’s comment letters dated September 4, 2008 and December 8, 2008. Due to delays in mail delivery, the registrant requires additional time to respond to the Commission’s comments. The registrant expects to file a response no later than Friday, January 16, 2009.

Thank you for the Commission’s consideration of our request for additional time. Please feel free to contact me at (415) 955-8900 with any questions or to discuss this matter.

Very truly yours,

CRONE ROZYNKO LLP

/s/ Matthew Z. Chang
Matthew Z. Chang